NO ACT

PE
7-17-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



09012327

August 21, 2009

Fiona E. Arnold
Senior Vice President, General Counsel and
Secretary
Vail Resorts, Inc.
390 Interlocken Crescent
Broomfield, CO 80021

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 8/21/09

Re: Vail Resorts, Inc.
Incoming letter dated July 17, 2009

Dear Ms. Arnold:

This is in response to your letter dated July 17, 2009 concerning the shareholder proposal submitted to Vail by Jeffrey L. Doppelt. We also have received a letter on the proponent's behalf dated July 28, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Andrew T. Cupit
203 West Somerdale Road
Voorhees, NJ 08043

August 21, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Vail Resorts, Inc.
Incoming letter dated July 17, 2009

The proposal relates to a tax election.

There appears to be some basis for your view that Vail may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Vail's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Vail omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

VAIL RESORTS

EXTRAORDINARY RESORTS • EXCEPTIONAL EXPERIENCES℠

July 17, 2009

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal Jeffrey Doppelt*
Exchange Act of1934-Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Vail Resorts, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from Jeffrey Doppelt (the "Proponent")

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7,2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided the requisite proof of continuous stock ownership in response to the Company's proper request for that information A copy of the Proposal, which requests that the Company's Board of Directors make a certain tax election, is attached hereto as Exhibit A.

390 Interlocken Crescent
Broomfield, CO 80021
Direct· 303-404-1892
Facsimile. 303-648-4787

ANALYSIS

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate eligibility to submit the Proposal under Rule 14a-8(b) Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder submits] the proposal." Also, Staff Legal Bulletin No 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways described in Rule 14a-8(b)(2). *See* Section C 1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

The Proponent submitted the Proposal through his counsel to the Company in a letter dated June 8, 2009 and postmarked June 9, 2009. *See* Exhibit A. The Company received the Proposal on June 12, 2009. The Company reviewed its stock records, which indicated that the Proponent became a record holder of 500 shares of the Company's stock on April 29, 2009, failing to meet the requirement of continuously holding the shares for one year prior to the date of submission of the Proposal. The Proponent did not include with the Proposal any documentary evidence of his ownership of Company securities.

Accordingly, the Company sought additional verification from the Proponent of his eligibility to submit the Proposal. Specifically, the Company sent via facsimile a letter addressed to the Proponent's counsel on June 24, 2009 (the "Deficiency Notice"), which was within 14 calendar days of the Company's receipt of the Proposal *See* Exhibit B. The Deficiency Notice notified the Proponent of the requirements of Rule 14a-8(b) and how the Proponent could cure the procedural deficiency; specifically, that a shareholder must satisfy the one year continuous ownership requirements under Rule 14a-8(b) In addition, the Deficiency Notice requested that the Proponent provide within 14 days a written statement from a broker for any shares beneficially owned through a brokerage account or other proof of eligibility.

On June 25, 2009, the Proponent, through his counsel, responded to the Deficiency Notice by submitting to the Company a letter with attached Merrill Lynch security detail reports (the "Deficiency Response"), purporting to demonstrate the Proponent's continuous ownership of the Company's securities. *See* Exhibit C. The Deficiency Response showed that the Proponent had beneficially owned Company securities during various times between 1999 and 2006, but then he did not own any Company securities until he acquired the 500 shares he currently owns on March 2, 2009, initially through a Merrill Lynch brokerage account and transferred to a direct registration account on April 29, 2009. The Deficiency Response did not establish the Proponent's continuous ownership of the Company securities for the one-year period prior to June 9, 2009, the date the Proposal was submitted, nor did it provide the type of proof required by Rule 14a-8(b)(2) for ownership of securities any time prior to April 29, 2009. Rather, the Deficiency Response only establishes the Proponent's continuous ownership of Company securities beginning on March 2, 2009 at the earliest. On June 25, 2009, the Company sent via facsimile a letter to the Proponent's counsel explaining this deficiency. See Exhibit D. To date, the Proponent has provided no further proof of eligibility.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the continuous ownership requirements, provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by timely sending the Deficiency Notice to the Proponent. However, the ownership information provided by the Proponent fails to satisfy the requirements of Rules 14a-8(b)(1) and 14a-8(b)(2) to substantiate that the Proponent is eligible to submit the Proposal. Specifically, the Default Response does not demonstrate the Proponent's continuous ownership of the requisite number of Company shares for the one-year period as of the date the Proposal was submitted to the Company.

The Staff has on numerous occasions allowed companies to omit shareholder proposals pursuant to Rules 14a-8(f) and 14a-8(b) where the proof of ownership submitted by the shareholder failed to establish that the shareholder held the requisite amount of the company's securities continuously for one year as of the date the proposal was submitted. *See, e.g., Pfizer, Inc.* (February 20, 2009); *Time Warner, Inc* (February 19, 2009); *General Electric Company* (December 19, 2008); *D R. Horton, Inc* (November 21, 2008); *The McClatchy Company* (February 1, 2008) Moreover, the Staff has previously made clear the need for precision in the context of demonstrating a shareholder's eligibility under Rule 14a-8(b) to submit a shareholder proposal. Sections C 1.c(2) and C.1.c(3) of SLB 14 state:

> "(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?
>
> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.
>
> (3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal."

Consistent with prior precedent, Staff guidance in SLB 14 and the plain language of Rule 14a-8(b) itself, the Proposal is excludable because the Proponent failed to satisfy the continuous

390 Interlocken Crescent
Broomfield, CO 80021
Direct: 303-404-1892
Facsimile 303-648-4787

ownership requirements of 14a-8(b)(1) Although the Proponent responded to the Deficiency Notice, its response failed to provide the Company with satisfactory evidence of the continuous ownership of Company stock for the one-year period as of the date the Proposal was submitted. For these reasons, the Company believes that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1)

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (303) 404-1892 or Sean Arend, Senior Corporation Counsel – Corporate & Securities, at (303) 404-1978

Sincerely,



Fiona E Arnold
Senior Vice President, General Counsel and Secretary

cc: Jeffrey L. Doppelt, c/o Andrew T Cupit (via facsimile)

390 Interlocken Crescent
Broomfield, CO 80021
Direct. 303-404-1892
Facsimile 303-648-4787

Exhibit A

Proposal

LAW OFFICES OF
ANDREW T. CUPIT
ATTORNEY AT LAW
203 West Somerdale Road
Voorhees, New Jersey 08043
(856) 783-5680
Facsimile (856) 783-5681

Admitted to practice in Maryland, New Jersey, New York, Pennsylvania and Washington, D.C.

New York Office
998 Old Country Road, Ste. 4
Plainview, New York 11803
(631) 754-7637

June 8, 2009

VIA CERTIFIED MAIL, RETURN RECEIPT REQUESTED
Vail Resorts, Inc.
390 Interlocken Crescent
Broomfield, CO 80021

Attn: Corporate Secretary

Re: Shareholder Proposal of Jeffrey L. Doppelt
2009 Vail Resorts, Inc. Annual Meeting
ATC File Number: 0014.0011

Dear Sir/Madam:

Please accept this letter as Mr. Jeffrey L. Doppelt's formal request to submit the following proposal to the shareholders of Vail Resorts, Inc at the next annual meeting.

Pursuant to Section 8(c) of the Bylaws of Vail Resorts, Inc., as well as Rule 14a-8 of the Securities and Exchange Commission, Jeffrey L. Doppelt, of *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum the record owner of 500 shares of common stock of Vail Resorts, Inc., with the intention of holding said shares of common stock through the date of the upcoming annual meeting of shareholders, and presenting the following proposal in person at the said annual meeting, hereby gives notice and requests that the following proposal be put forth to the shareholders of Vail Resorts, Inc., at the 2009 Annual Meeting of Stockholders:

"**RESOLVED:** That Vail Resorts stockholders attending the Annual Meeting in person and by proxy, hereby request the Board of Directors elect taxation as a real estate investment trust ("REIT") under Internal Revenue Code Sections 856 through 860, commencing with the taxable year ending July 31, 2010.

<u>Supporting Statement</u>

Pursuit of profitable growth begins with opportunistic and smart asset acquisitions. Management has a history of investing the shareholders' money without any shareholder return. Despite significant earnings, Vail never shared these earnings with shareholders. For example, Vail's third quarter fiscal report forecasted net income for the year ending July 31, 2009, of $41,000,000 to $51,000,000. Adding back depreciation and amortization, and providing for income taxes, the cash available for distribution becomes $175,500,000 to

$190,000,000. As a REIT, Vail is required to distribute at least 90% of their annual taxable income to stockholders, including taxable income where they do not receive corresponding cash. To comply with Internal Revenue Code REIT distribution requirements, avoid federal income and the non-deductible excise tax, Vail may pay the distribution requirement in cash, common stock or other securities. With 36,673,000 shares outstanding, the shareholders could be entitled to distributions under REIT status of $4.79 to $5.18 per share. These numbers are impressive in this uncertain economic environment.

REIT status would provide consistent returns. Vail's Initial Public Offering was July 4, 1997, at $22.00 per share. The stock traded at $21.48 per share on April 21, 2009. If you purchased and held the stock from its IPO, you had no return. Had consistent annual distributions been made the return could have been enormous. In the 1st and 2nd fiscal quarterly reports CEO Rob Katz said, "We remain committed to creating an exceptional experience for each and every guest that spends their hard-earned money at our resorts this year." They have failed to do the same for their investors, and their resorts have failed to do it for their guests.

The Colorado Mountain Express acquisition, a seasonal business with high annual maintenance, for $40,500,000 one year ago and continuing with a recent press release of a Company-wide Wage Reduction Plan, demonstrates that Vail engages in irresponsible spending with unrealistic expectations. Vail's aggressive real estate development resulted in new pricing at a 20% discount along with a Club membership for unsold units at The Ritz-Carlton Residences. To preserve jobs, Vail reduced wages and replaced them with stock-based incentive compensation. This will increase the number of employees owning stock approximately 10 fold and have a significant dilutive effect on the current shareholders.

As a REIT, management will have less investment flexibility and thus be required to determine what best serves the shareholders. With less to invest, management will be compelled to make better decisions with respect to future investments. The shareholders with reap the benefits of consistent and substantial distributions. Vail will reap the benefit of 10s of millions of dollars in tax savings and management will be held more accountable to the shareholders.

I urge the shareholders to support this resolution."

Kindly include the within proposal for submission to the shareholders of Vail Resorts, Inc. at the next annual meeting. Thank you.

If you have any questions, please contact this office. Your courtesy and cooperation in this matter are greatly appreciated.

Very truly yours,

LAW OFFICES OF ANDREW T. CUPIT



Andrew T. Cupit

Law Offices of Andrew T. Cupit
203 West Somerdale Road
Voorhees, New Jersey 08043


CERTIFIED MAIL
7006 2760 0002 3222 7307


UNITED STATES POSTAL SERVICE

80021

U.S. POSTAGE
PAID
GIBBSBORO, NJ
08026
JUN 09, '09
AMOUNT
$4.34
00038686-02

Vail Resorts, Inc.
390 Interlocken Crescent
Broomfield, CO 80021

Attn: Corporate Secretary

80021+8056



Exhibit B

Deficiency Notice

VAIL RESORTS

EXTRAORDINARY RESORTS • EXCEPTIONAL EXPERIENCES™

June 24, 2009

Mr. Jeffrey L. Doppelt
c/o Andrew T. Cupit
203 West Somerdale Road
Voorhees, New Jersey 08043

VIA FACSIMILE (856-783-5681)

Re: Shareholder Proposal

Dear Mr. Cupit:

We are in receipt of your letter postmarked June 9, 2009, which we received on June 12, 2009. Pursuant to Rule 14a-8(f) of the Securities Exchange Act of 1934, as amended (the "Act"), we are writing to inform you that your letter failed to include sufficient information required by Rule 14a-8(b) of the Act regarding the eligibility of Mr Doppelt to submit a proposal Our records indicate that Mr. Doppelt became a record holder of the 500 shares indicated in your letter on April 29, 2009, which does not meet the requirement of holding the shares for one year prior to the date of submission of the proposal. If Mr. Doppelt was the beneficial holder of shares held in a brokerage account, you must at the time you submit your proposal prove eligibility by providing a written statement from the broker verifying the date the shares were acquired and held in street name for the benefit of the beneficial holder and held continuously for one year.

If you wish to provide this proof of eligibility, you must do so within 14 days of your receipt of this letter. You may use the facsimile number below to deliver your correspondence.

Sincerely,



Sean K. Arend
Senior Corporate Counsel – Corporate & Securities

390 Interlocken Crescent
Broomfield, CO 80021
Direct 303-404-1978
Facsimile 720-293-1930

* * * COMMUNICATION RESULT REPORT (JUN 24 2009 3:48PM) * * *

FAX HEADER: VAIL RESORTS LEGAL

TRANSMITTED/STORED : JUN 24 2009 3:48PM

FILE	MODE	OPTION	ADDRESS	RESULT	PAGE
274	MEMORY TX		918567835681	OK	2/2

REASON FOR ERROR
E-1) HANG UP OR LINE FAIL
E-3) NO ANSWER
E-2) BUSY
E-4) NO FACSIMILE CONNECTION

VAIL RESORTS

EXTRAORDINARY RESORTS • EXCEPTIONAL EXPERIENCES™

FACSIMILE SHEET

Fax To: Andrew T. Cupit
Company:
Fax No: 856-783-5681

From: Sean K. Arend
Telephone Number: 303-404-1978
Fax No: 720-293-1930

Date: June 24, 2009

Total Faxed Pages 2 (including cover sheet)

390 Interlocken Crescent
Broomfield, CO 80021

Exhibit C

Deficiency Response

LAW OFFICES OF
ANDREW T. CUPIT
ATTORNEY AT LAW
203 West Somerdale Road
Voorhees, New Jersey 08043
(856) 783-5680
Facsimile (856) 783-5681

Admitted to practice in Maryland, New Jersey, New York, Pennsylvania and Washington, D.C.

New York Office
998 Old Country Road, Ste. 4
Plainview, New York 11803
(631) 754-7637

June 25, 2009

VIA FACSIMILE
Vail Resorts, Inc.
390 Interlocken Crescent
Broomfield, CO 80021

Attn: Sean K. Arend
Senior Corporate Counsel

Re: Shareholder Proposal of Jeffrey L. Doppelt
2009 Vail Resorts, Inc. Annual Meeting
ATC File Number: 0014.0011

Dear Mr. Arend:

We are in receipt of your letter of June 24, 2009, with respect to the above-referenced matter. Rule 14a-8(a)(1) requires that an eligible shareholder proposal be made by a beneficial owner that owned and held such shares for at least a year prior to the meeting and continue to hold same during the time of the meeting. Enclosed please find for your review in connection with this matter, the security details for the holdings of Vail Resorts for Jeffrey Doppelt as Trustee for a number of accounts demonstrating holdings in Vail Resorts for a total in excess of seven (7) years. Accordingly, we deem this sufficient compliance with the plain language one-year requirement of the aforementioned rule and request that you include Mr. Doppelt's proposal for submission to the shareholders at the next annual meeting. Thank you.

If you have any questions, please contact this office. Your courtesy and cooperation in this matter are greatly appreciated.

Very truly yours,

LAW OFFICES OF ANDREW T CUPIT



Andrew T. Cupit

Exhibit D

Deficiency Follow Up

VAIL RESORTS

EXTRAORDINARY RESORTS • EXCEPTIONAL EXPERIENCES℠

June 25, 2009

Mr. Jeffrey L. Doppelt
c/o Andrew T. Cupit
203 West Somerdale Road
Voorhees, New Jersey 08043

VIA FACSIMILE (856-783-5681)

Re: Shareholder Proposal

Dear Mr. Cupit:

We are in receipt of your response letter dated June 25, 2009. The security holding details you provided indicate that Mr. Doppelt beneficially owned shares of Vail Resorts, Inc. during various times between 1999 and 2006, but then he did not own any shares until he acquired the 500 shares he currently owns on March 2, 2009. To be eligible to submit a proposal, Rule 14a-8(b)(1) provides that you must have *continuously* held the shares for a period of one year as of the time you submit the proposal. See also Staff Legal Bulletin No 14, Part C. Mr. Doppelt has continuously held his shares for only approximately 3 months as of the date of his proposal submission. Therefore, we intend to exclude Mr Doppelt's proposal from our proxy materials this year However, as a general matter, we are always happy to discuss with shareholders their concerns and ideas, subject to compliance with laws such as Regulation FD of course. So please inform Mr. Doppelt that he should feel free to contact Michelle Lang, our Director of Investor Relations, if he would like to discuss directly with us any concerns he may have

Sincerely,



Sean K. Arend
Senior Corporate Counsel – Corporate & Securities

390 Interlocken Crescent
Broomfield, CO 80021
Direct: 303-404-1978
Facsimile 720-293-1930

* * * COMMUNICATION RESULT REPORT (JUN 25 2009 5:55PM) * * *

FAX HEADER: VAIL RESORTS LEGAL

TRANSMITTED/STORED : JUN 25 2009 5:49PM

FILE MODE	OPTION	ADDRESS	RESULT	PAGE
277 MEMORY TX		918567835681	OK	2/2

REASON FOR ERROR
E-1) HANG UP OR LINE FAIL
E-3) NO ANSWER
E-2) BUSY
E-4) NO FACSIMILE CONNECTION

VAIL RESORTS

EXTRAORDINARY RESORTS • EXCEPTIONAL EXPERIENCES™

FACSIMILE SHEET

Fax To: Andrew T. Cupit
Company:
Fax No: 856-783-5681

From: Sean K. Arend
Telephone Number: 303-404-1978
Fax No: 720-293-1930

Date: June 2[illegible], 2009

Total Faxed Pages 2 (including cover sheet)

390 Interlocken Crescent
Broomfield, CO 80021

LAW OFFICES OF
ANDREW T. CUPIT
ATTORNEY AT LAW
203 West Somerdale Road
Voorhees, New Jersey 08043
(856) 783-5680
Facsimile (856) 783-5681

Admitted to practice in
Maryland, New Jersey,
New York, Pennsylvania
and Washington, D.C.

New York Office
998 Old Country Road, Ste. 4
Plainview, New York 11803
(631) 754-7637

July 28, 2009

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
100 F Street, N.E.
Washington, District of Columbia 20549

Re: Shareholder Proposal of Jeffrey L. Doppelt
Vail Resorts, Inc. Annual Meeting
ATC File Number: 0014.0011

Dear Sir/Madam:

I am in receipt of Vail Resort's position paper for exclusion of the above-referenced shareholder's proposal and take issue with same for the following reasons:

Mr. Doppelt has Demonstrated Substantial Compliance with the Ownership Rules for Submitting Proposals

Vail's recitation of the facts and history of Mr. Doppelt's ownership of stock in the particular corporation appears correct. However, it should be noted that prior to Mr. Doppelt's holding Vail stock registered in his own name, he was the beneficial owner of the company's stock by virtue of being the trustee of his late father's estate. In this position, he beneficially held more than the requisite number of shares in the corporation for eight (8) out of the ten (10) preceding years. It was merely after the necessity of paying the estate tax on his father's estate and trust, that Mr. Doppelt divested his portfolio of the particular stock, only to reacquire same a few months later in his own registered name in March 2009. Thus, Mr. Doppelt respectfully requests an exception to the continuous ownership rule in that he continually held stock in the particular company for a substantial period of time before being forced to sell same through the need to settle the estate only to reacquire it as soon as thereafter possible. It is the length of ownership coupled with the special circumstances that compelled the sale that raises the need for an exception in this situation.

Additionally, Mr. Doppelt intends on holding the stock in his own registered name through to next year's annual meeting. Thus, if the Commission refuses to require inclusion of Mr. Doppelt's proposal for submission to the shareholders of the corporation at this year's meeting, he intends to resubmit same for inclusion next year. Accordingly, no-action by the Commission which permits the exclusion of this valid proposal, will only delay the inevitable resubmission by one year. Thus, considering Mr. Doppelt's intentions to resubmit this proposal next year if excluded this year, the company's actions are merely forestalling action on this matter for a year which ultimately becomes a waste of resources. Accordingly, request is respectfully made for the Commission to conclude that there is no valid reason to exclude a proposal that will be resubmitted next year, from being presented at the upcoming annual meeting of shareholders, based upon a mere technicality.

Conclusion

Considering the length of ownership as well as the special circumstances that required the divestment of Mr. Doppelt's prior holdings in the company, request is hereby made for an exception to the continuous ownership rule of 14a-8. Additionally, in light of Mr. Doppelt's intent to resubmit the proposal next year, to exclude same now on a mere technicality would be a waste of resources.

Under the circumstances, we respectfully request that the Securities and Exchange Commission issue an Action Letter to Vail Resorts, compelling them to submit the proposal to the shareholders at the next annual meeting.

If you have any questions, please contact this office. Your courtesy and cooperation in this matter are greatly appreciated.

Very truly yours,

LAW OFFICES OF ANDREW T. CUPIT



Andrew T. Cupit

Cc: Vail Resorts

VAIL RESORTS

EXTRAORDINARY RESORTS • EXCEPTIONAL EXPERIENCES℠

July 17, 2009

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal Jeffrey Doppelt*
Exchange Act of1934-Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Vail Resorts, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from Jeffrey Doppelt (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7,2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided the requisite proof of continuous stock ownership in response to the Company's proper request for that information. A copy of the Proposal, which requests that the Company's Board of Directors make a certain tax election, is attached hereto as Exhibit A.

390 Interlocken Crescent
Broomfield, CO 80021
Direct: 303-404-1892
Facsimile: 303-648-4787

ANALYSIS

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate eligibility to submit the Proposal under Rule 14a-8(b) Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder submits] the proposal " Also, Staff Legal Bulletin No 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways described in Rule 14a-8(b)(2). *See* Section C 1.c, Staff Legal Bulletin No 14 (July 13, 2001) ("SLB 14").

The Proponent submitted the Proposal through his counsel to the Company in a letter dated June 8, 2009 and postmarked June 9, 2009 *See* Exhibit A. The Company received the Proposal on June 12, 2009. The Company reviewed its stock records, which indicated that the Proponent became a record holder of 500 shares of the Company's stock on April 29, 2009, failing to meet the requirement of continuously holding the shares for one year prior to the date of submission of the Proposal. The Proponent did not include with the Proposal any documentary evidence of his ownership of Company securities.

Accordingly, the Company sought additional verification from the Proponent of his eligibility to submit the Proposal Specifically, the Company sent via facsimile a letter addressed to the Proponent's counsel on June 24, 2009 (the "Deficiency Notice"), which was within 14 calendar days of the Company's receipt of the Proposal *See* Exhibit B. The Deficiency Notice notified the Proponent of the requirements of Rule 14a-8(b) and how the Proponent could cure the procedural deficiency; specifically, that a shareholder must satisfy the one year continuous ownership requirements under Rule 14a-8(b) In addition, the Deficiency Notice requested that the Proponent provide within 14 days a written statement from a broker for any shares beneficially owned through a brokerage account or other proof of eligibility.

On June 25, 2009, the Proponent, through his counsel, responded to the Deficiency Notice by submitting to the Company a letter with attached Merrill Lynch security detail reports (the "Deficiency Response"), purporting to demonstrate the Proponent's continuous ownership of the Company's securities. *See* Exhibit C. The Deficiency Response showed that the Proponent had beneficially owned Company securities during various times between 1999 and 2006, but then he did not own any Company securities until he acquired the 500 shares he currently owns on March 2, 2009, initially through a Merrill Lynch brokerage account and transferred to a direct registration account on April 29, 2009. The Deficiency Response did not establish the Proponent's continuous ownership of the Company securities for the one-year period prior to June 9, 2009, the date the Proposal was submitted, nor did it provide the type of proof required by Rule 14a-8(b)(2) for ownership of securities any time prior to April 29, 2009. Rather, the Deficiency Response only establishes the Proponent's continuous ownership of Company

390 Interlocken Crescent
Broomfield, CO 80021
Direct 303-404-1892
Facsimile 303-648-4787

securities beginning on March 2, 2009 at the earliest On June 25, 2009, the Company sent via facsimile a letter to the Proponent's counsel explaining this deficiency See Exhibit D. To date, the Proponent has provided no further proof of eligibility.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the continuous ownership requirements, provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time The Company satisfied its obligation under Rule 14a-8 by timely sending the Deficiency Notice to the Proponent. However, the ownership information provided by the Proponent fails to satisfy the requirements of Rules 14a-8(b)(1) and 14a-8(b)(2) to substantiate that the Proponent is eligible to submit the Proposal. Specifically, the Default Response does not demonstrate the Proponent's continuous ownership of the requisite number of Company shares for the one-year period as of the date the Proposal was submitted to the Company.

The Staff has on numerous occasions allowed companies to omit shareholder proposals pursuant to Rules 14a-8(f) and 14a-8(b) where the proof of ownership submitted by the shareholder failed to establish that the shareholder held the requisite amount of the company's securities continuously for one year as of the date the proposal was submitted. *See, e.g., Pfizer, Inc* (February 20, 2009); *Time Warner, Inc* (February 19, 2009); *General Electric Company* (December 19, 2008); *D R. Horton, Inc* (November 21, 2008); *The McClatchy Company* (February 1, 2008) Moreover, the Staff has previously made clear the need for precision in the context of demonstrating a shareholder's eligibility under Rule 14a-8(b) to submit a shareholder proposal Sections C.1.c(2) and C.1 c(3) of SLB 14 state:

> "(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?
>
> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.
>
> (3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal"

Consistent with prior precedent, Staff guidance in SLB 14 and the plain language of Rule 14a-8(b) itself, the Proposal is excludable because the Proponent failed to satisfy the continuous ownership requirements of 14a-8(b)(1) Although the Proponent responded to the Deficiency Notice, its response failed to provide the Company with satisfactory evidence of the continuous ownership of Company stock for the one-year period as of the date the Proposal was submitted For these reasons, the Company believes that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1)

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (303) 404-1892 or Sean Arend, Senior Corporation Counsel – Corporate & Securities, at (303) 404-1978

Sincerely,



Fiona E Arnold
Senior Vice President, General Counsel and Secretary

cc: Jeffrey L. Doppelt, c/o Andrew T Cupit (via facsimile)

390 Interlocken Crescent
Broomfield, CO 80021
Direct. 303-404-1892
Facsimile 303-648-4787

Exhibit A

Proposal

LAW OFFICES OF
ANDREW T. CUPIT
ATTORNEY AT LAW
203 West Somerdale Road
Voorhees, New Jersey 08043
(856) 783-5680
Facsimile (856) 783-5681

Admitted to practice in Maryland, New Jersey, New York, Pennsylvania and Washington, D.C.

New York Office
998 Old Country Road, Ste. 4
Plainview, New York 11803
(631) 754-7637

June 8, 2009

VIA CERTIFIED MAIL, RETURN RECEIPT REQUESTED
Vail Resorts, Inc.
390 Interlocken Crescent
Broomfield, CO 80021

Attn: Corporate Secretary

Re: Shareholder Proposal of Jeffrey L. Doppelt
2009 Vail Resorts, Inc. Annual Meeting
ATC File Number: 0014 0011

Dear Sir/Madam:

Please accept this letter as Mr. Jeffrey L. Doppelt's formal request to submit the following proposal to the shareholders of Vail Resorts, Inc at the next annual meeting.

Pursuant to Section 8(c) of the Bylaws of Vail Resorts, Inc, as well as Rule 14a-8 of the Securities and Exchange Commission, Jeffrey L. Doppelt, of *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***d owner of 500 shares of common stock of Vail Resorts, Inc., with the intention of holding said shares of common stock through the date of the upcoming annual meeting of shareholders, and presenting the following proposal in person at the said annual meeting, hereby gives notice and requests that the following proposal be put forth to the shareholders of Vail Resorts, Inc, at the 2009 Annual Meeting of Stockholders:

"**RESOLVED:** That Vail Resorts stockholders attending the Annual Meeting in person and by proxy, hereby request the Board of Directors elect taxation as a real estate investment trust ("REIT") under Internal Revenue Code Sections 856 through 860, commencing with the taxable year ending July 31, 2010.

Supporting Statement

Pursuit of profitable growth begins with opportunistic and smart asset acquisitions. Management has a history of investing the shareholders' money without any shareholder return. Despite significant earnings, Vail never shared these earnings with shareholders. For example, Vail's third quarter fiscal report forecasted net income for the year ending July 31, 2009, of $41,000,000 to $51,000,000. Adding back depreciation and amortization, and providing for income taxes, the cash available for distribution becomes $175,500,000 to

$190,000,000. As a REIT, Vail is required to distribute at least 90% of their annual taxable income to stockholders, including taxable income where they do not receive corresponding cash. To comply with Internal Revenue Code REIT distribution requirements, avoid federal income and the non-deductible excise tax, Vail may pay the distribution requirement in cash, common stock or other securities. With 36,673,000 shares outstanding, the shareholders could be entitled to distributions under REIT status of $4.79 to $5.18 per share. These numbers are impressive in this uncertain economic environment.

REIT status would provide consistent returns. Vail's Initial Public Offering was July 4, 1997, at $22.00 per share. The stock traded at $21.48 per share on April 21, 2009. If you purchased and held the stock from its IPO, you had no return. Had consistent annual distributions been made the return could have been enormous. In the 1st and 2nd fiscal quarterly reports CEO Rob Katz said, "We remain committed to creating an exceptional experience for each and every guest that spends their hard-earned money at our resorts this year." They have failed to do the same for their investors, and their resorts have failed to do it for their guests.

The Colorado Mountain Express acquisition, a seasonal business with high annual maintenance, for $40,500,000 one year ago and continuing with a recent press release of a Company-wide Wage Reduction Plan, demonstrates that Vail engages in irresponsible spending with unrealistic expectations. Vail's aggressive real estate development resulted in new pricing at a 20% discount along with a Club membership for unsold units at The Ritz-Carlton Residences. To preserve jobs, Vail reduced wages and replaced them with stock-based incentive compensation. This will increase the number of employees owning stock approximately 10 fold and have a significant dilutive effect on the current shareholders.

As a REIT, management will have less investment flexibility and thus be required to determine what best serves the shareholders. With less to invest, management will be compelled to make better decisions with respect to future investments. The shareholders with reap the benefits of consistent and substantial distributions. Vail will reap the benefit of 10s of millions of dollars in tax savings and management will be held more accountable to the shareholders.

I urge the shareholders to support this resolution."

Kindly include the within proposal for submission to the shareholders of Vail Resorts, Inc at the next annual meeting. Thank you.

If you have any questions, please contact this office. Your courtesy and cooperation in this matter are greatly appreciated.

Very truly yours,

LAW OFFICES OF ANDREW T. CUPIT



Andrew T Cupit

Law Offices of Andrew T. Cupit
203 West Somerdale Road
Voorhees, New Jersey 08043

CERTIFIED MAIL™



7006 2760 0002 3222 7307


UNITED STATES
POSTAL SERVICE



80021

U.S. POSTAGE
PAID
GIBBSBORO,NJ
08026
JUN 09,'09
AMOUNT
$4.34
00038686-02

Vail Resorts, Inc.
390 Interlocken Crescent
Broomfield, CO 80021

Attn: Corporate Secretary

80021+8056



Exhibit B

Deficiency Notice

VAIL RESORTS

EXTRAORDINARY RESORTS • EXCEPTIONAL EXPERIENCES™

June 24, 2009

Mr. Jeffrey L. Doppelt
c/o Andrew T. Cupit
203 West Somerdale Road
Voorhees, New Jersey 08043

VIA FACSIMILE (856-783-5681)

Re: Shareholder Proposal

Dear Mr. Cupit:

We are in receipt of your letter postmarked June 9, 2009, which we received on June 12, 2009. Pursuant to Rule 14a-8(f) of the Securities Exchange Act of 1934, as amended (the "Act"), we are writing to inform you that your letter failed to include sufficient information required by Rule 14a-8(b) of the Act regarding the eligibility of Mr. Doppelt to submit a proposal. Our records indicate that Mr. Doppelt became a record holder of the 500 shares indicated in your letter on April 29, 2009, which does not meet the requirement of holding the shares for one year prior to the date of submission of the proposal. If Mr. Doppelt was the beneficial holder of shares held in a brokerage account, you must at the time you submit your proposal prove eligibility by providing a written statement from the broker verifying the date the shares were acquired and held in street name for the benefit of the beneficial holder and held continuously for one year.

If you wish to provide this proof of eligibility, you must do so within 14 days of your receipt of this letter. You may use the facsimile number below to deliver your correspondence.

Sincerely,



Sean K. Arend
Senior Corporate Counsel – Corporate & Securities

390 Interlocken Crescent
Broomfield, CO 80021
Direct: 303-404-1978
Facsimile: 720-293-1930

* * * COMMUNICATION RESULT REPORT (JUN 24 2009 3:48PM) * * *

FAX HEADER: VAIL RESORTS LEGAL

TRANSMITTED/STORED : JUN 24 2009 3:48PM

FILE	MODE	OPTION	ADDRESS	RESULT	PAGE
274	MEMORY TX		918567835681	OK	2/2

REASON FOR ERROR
E-1) HANG UP OR LINE FAIL
E-3) NO ANSWER
E-2) BUSY
E-4) NO FACSIMILE CONNECTION

VAIL RESORTS

EXTRAORDINARY RESORTS • EXCEPTIONAL EXPERIENCES™

FACSIMILE SHEET

Fax To: Andrew T Cupit
Company:
Fax No: 856-783-5681

From: Sean K. Arend
Telephone Number: 303-404-1978
Fax No: 720-293-1930

Date: June 24, 2009

Total Faxed Pages 2 (including cover sheet)

390 Interlocken Crescent
Broomfield, CO 80021

Exhibit C

Deficiency Response

LAW OFFICES OF
ANDREW T. CUPIT
ATTORNEY AT LAW
203 West Somerdale Road
Voorhees, New Jersey 08043
(856) 783-5680
Facsimile (856) 783-5681

Admitted to practice in Maryland, New Jersey, New York, Pennsylvania and Washington, D.C.

New York Office
998 Old Country Road, Ste. 4
Plainview, New York 11803
(631) 754-7637

June 25, 2009

VIA FACSIMILE
Vail Resorts, Inc.
390 Interlocken Crescent
Broomfield, CO 80021

Attn: Sean K. Arend
Senior Corporate Counsel

Re: Shareholder Proposal of Jeffrey L. Doppelt
2009 Vail Resorts, Inc. Annual Meeting
ATC File Number: 0014.0011

Dear Mr. Arend:

We are in receipt of your letter of June 24, 2009, with respect to the above-referenced matter. Rule 14a-8(a)(1) requires that an eligible shareholder proposal be made by a beneficial owner that owned and held such shares for at least a year prior to the meeting and continue to hold same during the time of the meeting. Enclosed please find for your review in connection with this matter, the security details for the holdings of Vail Resorts for Jeffrey Doppelt as Trustee for a number of accounts demonstrating holdings in Vail Resorts for a total in excess of seven (7) years. Accordingly, we deem this sufficient compliance with the plain language one-year requirement of the aforementioned rule and request that you include Mr. Doppelt's proposal for submission to the shareholders at the next annual meeting. Thank you.

If you have any questions, please contact this office. Your courtesy and cooperation in this matter are greatly appreciated.

Very truly yours,

LAW OFFICES OF ANDREW T CUPIT



Andrew T. Cupit

Exhibit D

Deficiency Follow Up

VAIL RESORTS

EXTRAORDINARY RESORTS • EXCEPTIONAL EXPERIENCES℠

June 25, 2009

Mr. Jeffrey L. Doppelt
c/o Andrew T. Cupit
203 West Somerdale Road
Voorhees, New Jersey 08043

VIA FACSIMILE (856-783-5681)

Re: Shareholder Proposal

Dear Mr. Cupit:

We are in receipt of your response letter dated June 25, 2009. The security holding details you provided indicate that Mr. Doppelt beneficially owned shares of Vail Resorts, Inc. during various times between 1999 and 2006, but then he did not own any shares until he acquired the 500 shares he currently owns on March 2, 2009. To be eligible to submit a proposal, Rule 14a-8(b)(1) provides that you must have *continuously* held the shares for a period of one year as of the time you submit the proposal. See also Staff Legal Bulletin No. 14, Part C. Mr. Doppelt has continuously held his shares for only approximately 3 months as of the date of his proposal submission. Therefore, we intend to exclude Mr. Doppelt's proposal from our proxy materials this year. However, as a general matter, we are always happy to discuss with shareholders their concerns and ideas, subject to compliance with laws such as Regulation FD of course. So please inform Mr. Doppelt that he should feel free to contact Michelle Lang, our Director of Investor Relations, if he would like to discuss directly with us any concerns he may have.

Sincerely,



Sean K. Arend
Senior Corporate Counsel – Corporate & Securities

390 Interlocken Crescent
Broomfield, CO 80021
Direct: 303-404-1978
Facsimile: 720-293-1930

P 1

* * * COMMUNICATION RESULT REPORT (JUN 25 2009 5:55PM) * * *

FAX HEADER: VAIL RESORTS LEGAL

TRANSMITTED/STORED : JUN 25 2009 5:49PM

FILE	MODE	OPTION	ADDRESS	RESULT	PAGE
277	MEMORY TX		918567835681	OK	2/2

REASON FOR ERROR
E-1) HANG UP OR LINE FAIL
E-3) NO ANSWER
E-2) BUSY
E-4) NO FACSIMILE CONNECTION

VAIL RESORTS

EXTRAORDINARY RESORTS • EXCEPTIONAL EXPERIENCES™

FACSIMILE SHEET

Fax To: Andrew T. Cupit
Company:
Fax No: 856-783-5681

From: Sean K. Arend
Telephone Number: 303-404-1978
Fax No: 720-293-1930

Date: June 25, 2009

Total Faxed Pages 2 (including cover sheet)

The information contained in this message is confidential and intended only for the use of the individual or entity named above, and may be privileged. Any unauthorized review, use, disclosure, or distribution is prohibited. If you are not the intended recipient, please reply to the sender immediately, stating that you have received the message in error, then please destroy this transmission. Thank you.

390 Interlocken Crescent
Broomfield, CO 80021